Sagimet Biosciences Inc.

155 Bovet Road, Suite 303

San Mateo, California 94402

March 21, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert Celeste Murphy Li Xiao Lynn Dicker

Re:     Sagimet Biosciences Inc.

Rule 477 Application for Withdrawal of Registration Statement on Form S-1

Filed on April 16, 2021

File No. 333-255304

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Sagimet Biosciences Inc. (the “Company”) hereby respectfully requests that, effective as of the date first set forth above or at the earliest practicable date thereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-255304) initially filed with the Commission on April 16, 2021, as thereafter amended, together with all exhibits thereto (the “Registration Statement”). The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the initial public offering of the common shares proposed to be registered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Pursuant to Rule 477(b) under the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Thank you for your assistance. If you should have any questions, please contact Milson Yu of Cooley LLP at (650) 843-5296, or in his absence, Michael Tenta at (650) 843-5635.

Very truly yours,

Sagimet Biosciences Inc.

By:	/s/ George Kemble
Name:	George Kemble
Title:	President and Chief Executive Officer

cc:	Dennis Hom, Sagimet Biosciences Inc.
Michael Tenta, Cooley LLP
Milson Yu, Cooley LLP
B. Shayne Kennedy, Latham & Watkins LLP
Cheston J. Larson, Latham & Watkins LLP
Chris G. Geissinger, Latham & Watkins LLP